Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Businesswire

Her Majesty the Queen and HRH The Princess Royal Visit Spire’s Glasgow Facility

•	The Queen and The Princess Royal were shown the firm’s proprietary technology and demonstrations of its data analytics platform

•	Spire designs, builds, tests and operates all its satellites in-house in Glasgow

•	Since moving to its Glasgow facility, Spire has launched more than 110 satellites

June 30, 2021 09:01 AM Eastern Daylight Time

GLASGOW, Scotland & VIENNA, Va. & RESTON, Va.—(BUSINESS WIRE)--Her Majesty The Queen and Her Royal Highness The Princess Royal today visited the Glasgow facility of Spire Global (“Spire”), a leading provider of space-based data, analytics and space services. The visit was part of a series of engagements carried out by The Royal Family across Scotland this week.

Whilst touring the facility, Her Majesty and Her Royal Highness were met by Joel Spark, co-founder and Vice President of Engineering, Space Services at Spire, and Dr Hina Khan, Senior Project Manager. In addition to getting a glimpse of where Spire makes its satellites, The Queen and The Princess were presented with an overview of the technology and shown how the data harnessed from the current constellation is leveraged to solve real world problems facing governments, businesses and humanity.

Joel Spark, VP Engineering, Space Services at Spire, said: “It was an honour to welcome Her Majesty and Her Royal Highness, where we were able to demonstrate the benefits of our technology and how these cutting-edge capabilities are used to better inform our understanding of the world. At a critical time for our planet, continuous technological advancements are needed to tackle the impending threats posed by climate change. The space industry in Scotland, and across the wider UK, has ambitious targets for growth over the coming decade. At Spire Global, we are determined to play our part in realising those ambitions.”

Spire designs and manufactures all its satellites in-house at its Glasgow facility in Skypark, where it has been present since 2015. Spire has announced plans to swap the existing 11,000 sq ft site for a 29,500 sq ft space, also located at Skypark, later this year.

UK Space Agency Chief Executive Dr Graham Turnock said: “From space-based earth observation and data analysis to world-class satellite design and manufacture, Scotland is pivotal to the UK’s ambitions in space. Thanks to its science and engineering strengths and geographical position, Scotland is at the heart of our plans to launch satellites into orbit from home soil in 2022, and we’re proud that the Scottish space sector is growing fast and creating the high-skilled jobs that will power economic growth. I’m delighted that The Queen and The Princess Royal have chosen to visit space businesses today, and I hope Her Majesty and Her Royal Highness will be as thrilled as I am about this extraordinary success story.”

The Scottish Government has publicly backed the goal of growing Scotland’s space sector to £4bn by 2030, and the UK Government has set a target to grow the UK’s share of the global space market to 10 per cent over the same timeframe. According to Scottish Development International, Glasgow manufactures more satellites than anywhere in the world outside of the United States.

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the importance of Spire’s products and capabilities to Spire’s target markets, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed

Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s Form S-4/A filed on June 25, 2021 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Hillary Yaffe

hillary.yaffe@spire.com

For NavSight Holdings, Inc.:

Jack Pearlstein

jack@navsight.com